

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2026

Matthew Angel
Chief Executive Officer
Tempest Therapeutics, Inc.
2000 Sierra Point Parkway, Suite 400
Brisbane, CA 94005

      Re: Tempest Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed April 2, 2026
           File No. 333-294843

Dear Matthew Angel:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alan Campbell at 202-551-4224 with any questions.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Life Sciences

cc: Asa M. Henin